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                              May 2, 2023

       John Gravelle
       Chief Executive Officer
       Foremost Lithium Resource & Technology Ltd.
       2500-700 West Georgia Street
       Vancouver, British Columbia V7Y 1B3
       Canada

                                                        Re: Foremost Lithium
Resource & Technology Ltd.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 14,
2023
                                                            CIK No. 0001935418

       Dear John Gravelle:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 filed on April 14, 2023

       Prospectus Summary, page 1

   1. Please provide the basis for your disclosure on page 6 that the global lithium-ion battery market size is expected
to reach USD $182.53 billion by 2030.
       Use of Proceeds, page 30

   2. We note your response to prior comment 5, and reissue such comment in part. In that regard, we note your
disclosure that you intend to use 52% of the net proceeds for resource development
activities such as drilling, soil sampling, as well as potential project
 John Gravelle
FirstName  LastNameJohn Gravelle
Foremost Lithium Resource & Technology Ltd.
Comapany
May  2, 2023NameForemost Lithium Resource & Technology Ltd.
May 2,
Page 2 2023 Page 2
FirstName LastName
         acquisition. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. For example, please disclose the estimated net amount of proceeds that you intend to use for resource development activities, and the estimated net amount of proceeds that you intend to use for potential project acquisition.
Related Party Transactions, page 40

3. Please update your disclosure in this section to provide the information required by Item
         7.B of Form 20-F for the period since the beginning of the company   s
preceding three
         financial years up to the date of your prospectus.
Compensation of Directors and Officers, page 105

4. Please provide the information required by Item 6.B of Form 20-F for your fiscal year ended March 31, 2023.
Consulting Agreements, page 105

5. Please revise to disclose all material terms of each of the consulting agreements, including fees payable under each such agreement.
Condensed Interim Consolidated Statements of Cash Flows, page F-41

6. We note disclosure on page F-57 that during the period ended December 31, 2022, you sold your 60% interest in the Hidden Lake Project in Yellowknife, NWT for
         $3.5 million resulting in a $3.5 million gain on sale of property. Some transactions, such as the sale of an item of plant, may give rise to a gain or loss that is included in recognized profit or loss. The cash flows relating to such transactions are cash flows from investing activities. Revise your statements of cash flows as necessary to comply with the guidance set forth in paragraphs 14 and 16(b) of IAS 7.
7. We note in your table of the exploration expenditures incurred on the exploration and evaluation assets on page F-54 that you paid $216,150 in cash during the period ended
         December 31, 2022 to acquire interests in properties; however, you do not appear to present these cash payments as part of investing activities on your statement of cash flows. Please present exploration and evaluation acquisition costs paid in cash as an investing activity on your statements of cash flows, or explain why no revision is necessary. Refer to paragraph 16(a) of IAS 7 for additional guidance. General

8. We note that you present certain highlights in three columns of text immediately following the first map in your filing, just after the cover page and before the Table of
         Contents, including one that is titled "Favourable Geology Lithium Enriched Pegmatite
         Clusters." However, your description of the geology includes an estimate of mineralization on an adjacent property, referring to an estimate of 11.0M tons at 1.00%
         Li2O.
 John Gravelle
Foremost Lithium Resource & Technology Ltd.
May 2, 2023
Page 3

      Please revise your filing to remove estimates that pertain to properties in which you do not hold an economic interest, as previously requested in comment 2 of our February 13, 2023 letter.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Gravelle
                                                   Division of Corporation
Finance
Comapany NameForemost Lithium Resource & Technology Ltd.
                                                   Office of Energy &
Transportation
May 2, 2023 Page 3
cc:       Anthony Epps, Esq.
FirstName LastName